FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 8, 2014;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2014; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2014.

May 8, 2014

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR FIRST QUARTER 2014

Montréal, Québec – Quebecor Inc. (“Quebecor” or “the Corporation”) today reported its consolidated financial results for the first quarter of 2014. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

Highlights

First quarter 2014

➢	Revenues up $11.4 million (1.1%) to $1.04 billion.

➢	Adjusted operating income[1]: $346.5 million, up $21.5 million (6.6%) compared with the first quarter of 2013.

➢	Net income attributable to shareholders: $40.7 million ($0.33 per basic share) in the first quarter of 2014 compared with $35.6 million ($0.29 per basic share) in the same period of 2013, a favourable variance of $5.1 million ($0.04 per basic share).

➢

Adjusted income from continuing operations[2]: $49.3 million ($0.40 per basic share) in the first quarter of 2014, compared with $36.0 million ($0.29 per basic share) in the same period of 2013, an increase of $13.3 million ($0.11 per basic share).

➢	The Telecommunications segment grew its revenues by $31.8 million (4.8%) and its adjusted operating income by $21.9 million (7.0%) in the first quarter of 2014.

➢	Videotron Ltd. (“Videotron”) recorded first quarter 2014 revenue increases for all of its major services: Internet access ($13.6 million or 6.9%), mobile telephony ($11.7 million or 23.4%), cable telephony ($2.2 million or 1.9%), and cable television ($0.8 million or 0.3%).

➢	On April 28, 2014, Pierre Dion, President and Chief Executive Officer of TVA Group Inc. (“TVA Group”), was appointed President and Chief Executive Officer of Quebecor and Quebecor Media, replacing Robert Dépatie who resigned as President and Chief Executive Officer of Quebecor, Quebecor Media and Videotron for health reasons. Pierre Dion will continue to serve as President and Chief Executive Officer of TVA Group until a successor is named. Manon Brouillette was named President and Chief Executive Officer of Videotron on May 7, 2014.

➢	On March 9, 2014, Pierre Karl Péladeau resigned all his positions on the Boards of Directors of Quebecor and its subsidiaries following his decision to enter politics. Subsequently, Sylvie Lalande was appointed Chairperson of the Board of TVA Group on March 10, 2014 and Françoise Bertrand was appointed Chairperson of the Board of Quebecor Media on March 12, 2014.

➢	Since March 28, 2014, Apple products have been included in the selection of mobile devices Videotron offers to its customers. A new illico app was released for the iPhone 4 and 5 (5C and 5S). It makes thousands of hours of content from some 50 television channels available free of charge to subscribers to Videotron’s cable television service.

➢	On April 3, 2014, Videotron completed the acquisition of seven 700 MHz spectrum licences in the Industry Canada spectrum auction for a total consideration of $233.3 million. The licences for Canada’s four most populous provinces make it possible to reach approximately 80% of Canada’s population, more than 28 million people.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

“Quebecor exhibited solid growth in the first quarter of 2014 with a 6.6% increase in adjusted operating income and a 36.9% increase in adjusted income from continuing operations,” noted Pierre Dion, President and Chief Executive Officer of Quebecor. “The growth was driven primarily by the Telecommunications segment, as well as by the favourable impact of the various refinancing operations completed at advantageous interest rates.”

“Videotron posted outstanding results again in the first quarter of 2014,” commented Manon Brouillette, President and Chief Operating Officer of Videotron. “Revenues grew $31.8 million or 4.8% and adjusted operating income rose $21.9 million or 7.0%. Average monthly revenue per user (“ARPU”) was $121.72 in the first quarter of 2014, up $7.23 (6.3%) from the same period of 2013. The strong results demonstrated once again Videotron’s ability to deliver the best experience to customers of all its services.”

“Quebecor continued refocusing its news media activities,” said Julie Tremblay, President and Chief Executive Officer of Sun Media Corporation. “Among other things, it withdrew from door-to-door distribution of weekly newspapers and flyers in Québec and discontinued distribution of the Le Sac Plus doorknob bag in January 2014. With respect to results, the News Media segment’s adjusted operating income increased slightly despite an 8.6% decrease in revenues, reflecting the positive impact of the numerous cost-control and repositioning initiatives taken over the past several years. These initiatives yielded $12.0 million in savings in the first quarter of 2014. The segment will continue focusing on its core businesses and on developing new content that can be brought to all platforms.”

“In the Broadcasting segment, TVA Network’s hit show La Voix was a phenomenal success in its second season, comparable to season 1,” said Pierre Dion. “Ratings were exceptional throughout its run from January 19 to April 13, 2014. The weekly gala drew an average audience of more than 2.6 million viewers and an average market share of 56.9%. Under continuing adverse market conditions for traditional media, TVA Group’s conventional and specialty channels had a combined market share of 32.8% during the Winter 2014 season, including 24.2% for TVA Network, more than its two main conventional rivals combined. During the same period, 20 of the 30 top-rated shows in Québec were on the TVA Network. Adjusted operating income was negatively impacted in the first quarter of 2014 by the decline in advertising revenues, by higher content costs due, among other things, to the Québec election campaign, and by certain non-recurring, retroactive indemnity costs. Finally, to expand its programming, TVA Sports reached long-term agreements during the quarter with prestigious properties such as Major League Baseball, the Canadian Hockey League and the Quebec Major Junior Hockey League.”

“On the financial front, Videotron issued Senior Notes in the aggregate principal amount of US$600.0 million, bearing interest at an advantageous 5.375% rate, and used a portion of the proceeds to prepay US$260.0 million principal amount of its 9.125% Senior Notes,” reported Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor. “Quebecor Media redeemed and prepaid all of its 7.75% Senior Notes in the aggregate principal amount of US$380.0 million. These opportunistic financing transactions by Quebecor Media and Videotron will yield annual debt interest savings of approximately $20.0 million.”

The members of the Board of Directors of Quebecor wish to express their gratitude to Robert Dépatie, who has played an instrumental role in the Corporation’s success for 13 years. They wish him well in his future projects.

“During the first quarter of 2014, Quebecor posted solid consolidated financial results and continued growth in the Telecommunications segment,” said Pierre Dion. “By leveraging all its strengths, Quebecor will continue positioning itself to pursue its business development and profitability targets and create shareholder value.”

Table 1

Quebecor first quarter financial highlights, 2010 to 2014

(in millions of Canadian dollars, except per share data)

	2014	2013	2012	2011	2010
Revenues	$1,038.1	$1,026.7	$1,035.7	$964.2	$924.4
Adjusted operating income	346.5	325.0	325.7	295.2	286.8
Income from continuing operations attributable to shareholders	41.2	38.5	73.1	34.3	33.3
Net income attributable to shareholders	40.7	35.6	71.4	33.2	34.4
Adjusted income from continuing operations	49.3	36.0	39.5	35.8	41.8
Per basic share[1]:
Income from continuing operations attributable to shareholders	0.33	0.31	0.57	0.27	0.26
Net income attributable to shareholders	0.33	0.29	0.56	0.26	0.27
Adjusted income from continuing operations	0.40	0.29	0.31	0.28	0.32

[1]	Per share data has been retroactively adjusted to reflect the two-for-one split of the Corporation’s shares on August 14, 2013.

Discontinued operations

Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. On December 5, 2013, Quebecor Media announced the sale of 74 Québec weeklies to Transcontinental Interactive Inc., a subsidiary of Transcontinental Inc., for a cash consideration of $75.0 million. The transaction is subject to approval by regulatory authorities. Quebecor Media sold its specialized websites Jobboom and Réseau Contact on June 1, 2013 for a total cash consideration of $59.2 million, net of disposed-of cash in the amount of $5.8 million. The operating results and cash flows related to those businesses, as well as the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

2014/2013 first quarter comparison

Revenues: $1.04 billion, an $11.4 million (1.1%) increase.

•	Revenues increased in Telecommunications ($31.8 million or 4.8% of segment revenues).

•	Revenues were flat in Interactive Technologies and Communications.

•	Revenues decreased in News Media ($16.0 million or -8.6%), Broadcasting ($4.8 million or -4.2%), and Leisure and Entertainment ($2.7 million or -4.2%).

Adjusted operating income: $346.5 million, a $21.5 million (6.6%) increase.

•

Adjusted operating income increased in Telecommunications ($21.9 million or 7.0% of segment adjusted operating income), Interactive Technologies and Communications ($1.3 million), News Media ($0.3 million or 2.0%), and Head Office ($7.1 million). The increase at Head Office was due to the change in the stock option expense.

•	Adjusted operating income decreased in Broadcasting ($7.0 million) and Leisure and Entertainment ($2.1 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.9 million unfavourable variance in the stock-based compensation charge in the first quarter of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in an $8.4 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2014.

Net income attributable to shareholders: $40.7 million ($0.33 per basic share) in the first quarter of 2014 compared with $35.6 million ($0.29 per basic share) in the same period of 2013, a favourable variance of $5.1 million ($0.04 per basic share).

•	The favourable variance was due primarily to:

•	$21.5 million increase in adjusted operating income;

•	$6.4 million decrease in financial expenses;

•	$3.8 million decrease in tax on income from continuing operations;

•	$3.2 million favourable variance in the loss related to discontinued operations;

•	$2.1 million decrease in income attributable to non-controlling interest.

Partially offset by:

•	$18.7 million loss on debt refinancing recorded in the first quarter of 2014;

•	$7.6 million increase in the amortization charge;

•	$5.7 million unfavourable variance in gains on valuation and translation of financial instruments.

Adjusted income from continuing operations: $49.3 million ($0.40 per basic share) in the first quarter of 2014 compared with $36.0 million ($0.29 per basic share) in the same period of 2013, an increase of $13.3 million ($0.11 per basic share).

Financing activities

The following financial transactions have been concluded since the end of 2013.

•

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of 5.375% Senior Notes maturing on June 15, 2024, for net proceeds of $646.4 million, net of financing fees of $7.8 million. Videotron fully hedged the exchange risk on the new Senior Notes by means of cross-currency interest rate swaps. It also converted the fixed interest rate on a US$158.6 million tranche of the Senior Notes to a floating rate.

•

Videotron used the proceeds from the April 9, 2014 issuance of Senior Notes to prepay and withdraw on April 24, 2014 US$260 million principal amount of its outstanding 9.125% Senior Notes, issued on March 5, 2009 and due April 15, 2018, to repay drawings under its revolving credit facility, to pay transaction fees and expenses, and for general corporate purposes. Strong demand enabled Videotron to upsize the offering with favorable pricing, which clearly demonstrates the strength of the subsidiary’s business and credit profile.

•

On April 25, 2014, Quebecor Media completed the redemption and early repayment of all of its outstanding 7.75% Senior Notes in the aggregate principal amount of US$380.0 million, issued on October 5, 2007 and maturing on March 15, 2016, and unwound the hedges in an asset position.

Dividends

On May 7, 2014, the Board of Directors of Quebecor declared a quarterly dividend of $0.025 per share on its Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on June 17, 2014 to shareholders of record at the close of business on May 23, 2014. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2014 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and Webcast

Quebecor will hold a conference call to discuss its first quarter 2014 results on May 8, 2014, at 11:00 AM EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 16546#. A tape recording of the call will be available from May 8 to June 14, 2014 by dialling 1 877 293-8133, conference number 1155306, access code for participants 16546#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2013.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 8, 2014, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor, a Canadian telecommunications, entertainment and news media leader, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is firmly based in Québec. It holds a 75.36% interest in Quebecor Media, which employs nearly 15,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our Web site: www.quebecor.com

Follow us on Twitter: twitter.com/QuebecorMedia

Information:

Jean-François Pruneau Senior Vice President and Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. jean-francois.pruneau@quebecor.com 514 380-4144	Martin Tremblay Vice President, Public Affairs Quebecor Media Inc. martin.tremblay@quebecor.com 514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, income taxes, and loss related to discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. In addition, measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013
Adjusted operating (loss) income:
Telecommunications	$334.6	$312.7
News Media	15.4	15.1
Broadcasting	(10.8)	(3.8)
Leisure and Entertainment	(2.0)	0.1
Interactive Technologies and Communications	2.6	1.3
Head Office	6.7	(0.4)

	346.5	325.0
Amortization	(169.6)	(162.0)
Financial expenses	(90.8)	(97.2)
Gain on valuation and translation of financial instruments	2.0	7.7
Restructuring of operations, impairment of assets and other special items	(1.5)	(1.6)
Loss on debt refinancing	(18.7)	—
Income taxes	(18.5)	(22.3)
Loss from discontinued operations	(0.7)	(3.9)

Net income	$48.7	$45.7

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, net of income tax related to adjustments, net income attributable to non-controlling interests related to adjustments, and loss from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. In addition, this measure is commonly used by the investment community to analyze and compare corporate performance. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013
Adjusted income from continuing operations	$49.3	$36.0
Gain on valuation and translation of financial instruments	2.0	7.7
Restructuring of operations, impairment of assets and other special items	(1.5)	(1.6)
Loss on debt refinancing	(18.7)	—
Income taxes related to adjustments[1]	7.3	(3.3)
Net income attributable to non-controlling interest related to adjustments	2.8	(0.3)
Discontinued operations	(0.5)	(2.9)

Net income attributable to shareholders	$40.7	$35.6

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended March 31
	2014	2013
Revenues	$1,038.1	$1,026.7
Employee costs	239.9	262.0
Purchase of goods and services	451.7	439.7
Amortization	169.6	162.0
Financial expenses	90.8	97.2
Gain on valuation and translation of financial instruments	(2.0)	(7.7)
Restructuring of operations, impairment of assets and other special items	1.5	1.6
Loss on debt refinancing	18.7	—

Income before income taxes	67.9	71.9
Income taxes:
Current	6.4	24.2
Deferred	12.1	(1.9)

	18.5	22.3

Income from continuing operations	49.4	49.6
Loss from discontinued operations	(0.7)	(3.9)

Net income	$48.7	$45.7

Income from continuing operations attributable to
Shareholders	$41.2	$38.5
Non-controlling interests	8.2	11.1

Net income attributable to
Shareholders	$40.7	$35.6
Non-controlling interests	8.0	10.1

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.33	$0.31
From discontinued operations	—	(0.02)
Net income	0.33	0.29
Diluted:
From continuing operations	0.29	0.26
From discontinued operations	—	(0.02)
Net income	0.29	0.24

Weighted average number of shares outstanding (in millions)	123.1	124.7
Weighted average number of diluted shares (in millions)	144.2	150.8

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2014	2013
Net income	$48.7	$45.7

Other comprehensive loss:
Items that may be reclassified to income:
Gain on translation of net investments in foreign operations	1.9	1.1
Cash flow hedges:
Loss on valuation of derivative financial instruments	(11.6)	(25.9)
Deferred income taxes	(7.7)	0.8
Reclassification to income:
Gain related to cash flow hedges	(10.8)	—
Deferred income taxes	0.4	—

	(27.8)	(24.0)

Comprehensive income	$20.9	$21.7

Comprehensive income attributable to
Shareholders	$19.7	$17.5
Non-controlling interests	1.2	4.2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
	Three months ended March 31, 2014
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$692.7	$169.2	$108.9	$61.6	$35.1	$(29.4)	$1,038.1

Employee costs	92.2	61.9	35.8	14.6	24.4	11.0	239.9
Purchase of goods and services	265.9	91.9	83.9	49.0	8.1	(47.1)	451.7

Adjusted operating income[1]	334.6	15.4	(10.8)	(2.0)	2.6	6.7	346.5

Amortization							169.6
Financial expenses							90.8
Gain on valuation and translation of financial instruments							(2.0)
Restructuring of operations, impairment of assets and other special items							1.5
Loss on debt refinancing							18.7

Income before income taxes							$67.9

Additions to property, plant and equipment	$143.0	$1.8	$8.7	$2.3	$0.5	$—	$156.3
Additions to intangible assets	68.9	1.4	0.8	0.9	—	(0.2)	71.8

	Three months ended March 31, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$660.9	$185.2	$113.7	$64.3	$35.2	$(32.6)	$1,026.7

Employee costs	94.3	72.1	37.8	14.8	25.0	18.0	262.0
Purchase of goods and services	253.9	98.0	79.7	49.4	8.9	(50.2)	439.7

Adjusted operating income[1]	312.7	15.1	(3.8)	0.1	1.3	(0.4)	325.0

Amortization							162.0
Financial expenses							97.2
Gain on valuation and translation of financial instruments							(7.7)
Restructuring of operations, impairment of assets and other special items							1.6

Income before income taxes							$71.9

Additions to property, plant and equipment	$145.6	$2.2	$5.4	$0.5	$0.8	$0.2	$154.7
Additions to intangible assets	13.0	1.0	0.6	0.7	—	0.1	15.4

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, income taxes and loss from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other com- prehensive income (loss)	Equity attributable to non- controlling interests	Total equity
Balance as of December 31, 2012	$335.1	$2.3	$398.3	$624.6	$(50.3)	$631.3	$1,941.3
Net income	—	—	—	35.6	—	10.1	45.7
Other comprehensive loss	—	—	—	—	(18.1)	(5.9)	(24.0)
Repurchase of Class B Shares	(1.2)	—	—	(5.0)	—	—	(6.2)
Dividends	—	—	—	(3.1)	—	(6.2)	(9.3)

Balance as of March 31, 2013	333.9	2.3	398.3	652.1	(68.4)	629.3	1,947.5
Net loss	—	—	—	(169.5)	—	(42.2)	(211.7)
Other comprehensive income	—	—	—	—	45.3	27.3	72.6
Repurchase of Class B Shares	(5.0)	—	—	(25.2)	—	—	(30.2)
Dividends	—	—	—	(9.3)	—	(18.8)	(28.1)
Business acquisition	—	—	—	—	—	0.3	0.3

Balance as of December 31, 2013	328.9	2.3	398.3	448.1	(23.1)	595.9	1,750.4
Net income	—	—	—	40.7	—	8.0	48.7
Other comprehensive loss	—	—	—	—	(21.0)	(6.8)	(27.8)
Repurchase of Class B Shares	(1.1)	—	—	(6.1)	—	—	(7.2)
Acquisition of non-controlling interests	—	—	—	(0.1)	—	0.1	—
Dividends	—	—	—	(3.1)	—	(6.3)	(9.4)

Balance as of March 31, 2014	$327.8	$2.3	$398.3	$479.5	$(44.1)	$590.9	$1,754.7

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2014	2013
Cash flows related to operating activities
Income from continuing operations	$49.4	$49.6
Adjustments for:
Amortization of property, plant and equipment	135.6	126.2
Amortization of intangible assets	34.0	35.8
Gain on valuation and translation of financial instruments	(2.0)	(7.7)
Loss on debt refinancing	18.7	—
Amortization of financing costs and long-term debt discount	3.0	3.1
Deferred income taxes	12.1	(1.9)
Other	2.4	2.2

	253.2	207.3
Net change in non-cash balances related to operating activities	(76.0)	(77.9)

Cash flows provided by continuing operating activities	177.2	129.4

Cash flows related to investing activities
Additions to property, plant and equipment	(156.3)	(154.7)
Additions to intangible assets	(71.8)	(15.4)
Proceeds from disposals of assets	0.8	1.2
Other	(0.6)	0.4

Cash flows used in continuing investing activities	(227.9)	(168.5)

Cash flows related to financing activities
Net change in bank indebtedness	36.7	(0.3)
Net change under revolving facilities	77.9	(5.7)
Repayments of long-term debt	(6.4)	(5.5)
Settlement of hedging contracts	(116.0)	(24.8)
Repurchase of Class B Shares	(7.2)	(6.2)
Dividends paid to non-controlling shareholders	(6.3)	(6.2)

Cash flows used in continuing financing activities	(21.3)	(48.7)

Net change in cash and cash equivalents from continuing operations	(72.0)	(87.8)
Cash flows used in discontinued operations	(0.4)	(6.1)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	1.3	—
Cash and cash equivalents at beginning of period	476.6	228.7

Cash and cash equivalents at end of period	$405.5	$134.8

Cash and cash equivalents consist of
Cash	$139.9	$11.5
Cash equivalents	265.6	123.3

	$405.5	$134.8

Interest and taxes reflected as operating activities
Cash interest payments	$29.6	$24.6
Cash income tax payments (net of refunds)	67.5	36.3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents	$405.5	$476.6
Accounts receivable	506.5	566.3
Income taxes	25.3	18.0
Inventories	222.3	239.4
Prepaid expenses	60.9	48.2
Assets held for sale	75.8	76.9

	1,296.3	1,425.4
Non-current assets
Property, plant and equipment	3,413.9	3,432.4
Intangible assets	856.1	824.8
Goodwill	3,062.2	3,061.5
Derivative financial instruments	224.3	142.1
Deferred income taxes	18.4	28.1
Other assets	114.1	102.1

	7,689.0	7,591.0

Total assets	$8,985.3	$9,016.4

Liabilities and equity
Current liabilities
Bank indebtedness	$37.2	$0.5
Accounts payable and accrued charges	638.3	717.7
Provisions	25.4	39.4
Deferred revenue	294.9	288.8
Income taxes	33.5	89.2
Derivative financial instruments	—	116.2
Current portion of long-term debt	101.3	101.2
Liabilities held for sale	8.5	9.0

	1,139.1	1,362.0
Non-current liabilities
Long-term debt	5,174.2	4,975.3
Derivative financial instruments	65.8	77.3
Other liabilities	269.6	278.7
Deferred income taxes	581.9	572.7

	6,091.5	5,904.0
Equity
Capital stock	327.8	328.9
Contributed surplus	2.3	2.3
Equity component of convertible debentures	398.3	398.3
Retained earnings	479.5	448.1
Accumulated other comprehensive loss	(44.1)	(23.1)

Equity attributable to shareholders	1,163.8	1,154.5
Non-controlling interests	590.9	595.9

	1,754.7	1,750.4

Total liabilities and equity	$8,985.3	$9,016.4

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2014

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2014

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2014	2013	2014	2013
Net income per share (basic)	$0.33	$0.29	$0.33	$0.29

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.40	$0.29	$0.40	$0.29

Reconciliation of earnings per share
	1st Quarter		YTD
	2014	2013	2014	2013
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.40	$0.29	$0.40	$0.29
Other adjusments[1]:
Unusual items	(0.08)	—	(0.08)	—
Gain on valuation and translation of financial instruments	0.01	0.02	0.01	0.02
Discontinued operations	—	(0.02)	—	(0.02)

Total	(0.07)	—	(0.07)	—

Reported net income per share (basic)	$0.33	$0.29	$0.33	$0.29

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2014

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$54.9
Mortgage loan due in 2017		33.5

		$88.4

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$—
Export financing due in 2015		15.9
Term Loan B due in 2020		383.4
7 3/4% Senior Notes due in 2016		420.3
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		940.1
6 5/8% Senior Notes due in 2023		500.0

		2,584.7

Videotron Ltd.
Revolving credit facility due in 2018 (availability: $575)		89.9
Export Financing due in 2018		48.2
6 3/8% Senior Notes due in 2015		193.3
9 1/8% Senior Notes due in 2018		369.7
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		884.4
5 5/8% Senior Notes due in 2025		400.0

		2,585.5

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		—
Term Loan due in 2014		75.0

		75.0

Other debt		0.6

Total Quebecor Media Inc.		$5,245.8

TOTAL LONG TERM DEBT		$5,334.2

Bank indebtedness – QI		1.4
Bank indebtedness – QMI		35.8
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		561.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(212.1)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		405.5
Videotron Ltd.	$1.0
Other 100% owned subsidiaries	400.9
TVA Group Inc.	3.6

		$405.5

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2014, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2014

Operating Results

	2014	2013
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Homes Passed (‘000)	2,750.2	2,742.5	2,733.4	2,723.8	2,710.0
Basic Subscribers (‘000)	1,811.1	1,825.1	1,830.4	1,832.4	1,849.2
Basic Penetration	65.9%	66.5%	67.0%	67.3%	68.2%
Digital Set-Top Boxes (‘000)	2,508.5	2,492.4	2,450.1	2,413.2	2,395.9
Digital Subscribers (‘000)	1,532.7	1,531.4	1,517.6	1,502.0	1,500.3
Digital Penetration	84.6%	83.9%	82.9%	82.0%	81.1%
Cable Internet Subscribers (‘000)	1,419.2	1,418.3	1,408.2	1,395.4	1,397.3
Cable Internet Penetration	78.4%	77.7%	76.9%	76.2%	75.6%
Cable Telephony Subscribers (‘000)	1,280.4	1,286.1	1,281.2	1,274.7	1,274.0
Cable Telephony Penetration	70.7%	70.5%	70.0%	69.6%	68.9%
Internet over Wireless (‘000)	7.1	7.2	7.1	7.8	7.0
Mobile Telephony Subscribers (‘000)	521.6	503.3	478.0	451.1	420.9
Revenue Generating Units (‘000)	5,039.4	5,040.0	5,004.9	4,961.4	4,948.4

	1st Quarter			YTD
	2014	2013	VAR	2014	2013	VAR
(in millions)
Revenues	$692.7	$660.9	4.8%	$692.7	$660.9	4.8%
Cable Television	272.8	272.0	0.3%	272.8	272.0	0.3%
Internet	212.0	198.4	6.9%	212.0	198.4	6.9%
Cable Telephony	117.9	115.7	1.9%	117.9	115.7	1.9%
Mobile Telephony	61.7	50.0	23.4%	61.7	50.0	23.4%
Business Solutions	16.7	15.8	5.7%	16.7	15.8	5.7%
Other	11.6	9.0	28.9%	11.6	9.0	28.9%

EBITDA	$334.6	$312.7	7.0%	$334.6	$312.7	7.0%
EBITDA Margin (%)	48.3%	47.3%		48.3%	47.3%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$45.8	$62.3		$45.8	$62.3
Scalable Infrastructure	46.9	44.6		46.9	44.6
Line Extensions	12.0	10.4		12.0	10.4
Upgrade / Rebuild	16.7	19.3		16.7	19.3
Support Capital and Other	90.5	22.0		90.5	22.0

Total	$211.9	$158.6	33.6%	$211.9	$158.6	33.6%

Cable Television ARPU	$49.98	$48.95		$49.98	$48.95
Total ARPU	$121.72	$114.49		$121.72	$114.49
Mobile Telephony Acquisition Costs	$470	$442

NEWS MEDIA

Supplementary Disclosure

March 31, 2014

Operating Results

	1st Quarter			YTD
	2014	2013	VAR	2014	2013	VAR
Linage (‘000)
Urban Dailies	26,335	30,357	-13.2%	26,335	30,357	-13.2%

(in millions)
Revenues	$169.2	$185.2	-8.6%	$169.2	$185.2	-8.6%
Advertising	100.7	116.4	-13.5%	100.7	116.4	-13.5%
Circulation	37.1	38.6	-3.9%	37.1	38.6	-3.9%
Digital	10.0	8.8	13.6%	10.0	8.8	13.6%
Other	21.4	21.4	0.0%	21.4	21.4	0.0%

Urban Dailies	$92.8	$102.7	-9.6%	$92.8	$102.7	-9.6%
Community Newspapers	54.7	61.4	-10.9%	54.7	61.4	-10.9%
Other	63.2	66.5	-5.0%	63.2	66.5	-5.0%
Eliminations	(41.5)	(45.4)	n.m.	(41.5)	(45.4)	n.m.

EBITDA	$15.4	$15.1	2.0%	$15.4	$15.1	2.0%
EBITDA Margin (%)	9.1%	8.2%		9.1%	8.2%

Change in Newsprint Expense			-22.4%			-22.4%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2014

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,071	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2014

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2014, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2014 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: May 9, 2014